                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     -----
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               OmniSky Corporation
                               -------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                        (Title of Class of Securities)

                                    68213L103
                                    ---------
                                 (CUSIP Number)

                             Arthur M. Siskind, Esq.
                          The News Corporation Limited
                          c/o News America Incorporated
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 852-7000


                                 with copies to:
                             Jeffrey W. Rubin, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                                551 Fifth Avenue
                            New York, New York 10176
                                 (212) 661-6500
                    ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 2001
                    ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


-------------------

     The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      The News Corporation Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Australia, Australia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             14,238,622 shares/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          14,238,622 shares/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      14,238,622 shares/1/
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 18.57%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------


___________________

/1/ The Reporting Person disclaims beneficial ownership of all such 14,238,622 shares (see item 5 below).

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      News America Incorporated
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware, U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             14,238,622 shares/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          14,238,622 shares/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      14,238,622 shares/1/
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                   [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 18.57%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------


___________________

/1/ The Reporting Person disclaims beneficial ownership of all such 14,238,622 shares (see item 5 below).

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      K. Rupert Murdoch
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             14,238,622 shares/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          14,238,622 shares/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      14,238,622 shares/1/
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 18.57%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------


___________________

/1/ The Reporting Person disclaims beneficial ownership of all such 14,238,622 shares (see item 5).

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      Omni Holdings, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware, U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7

     NUMBER OF
                          14,238,622 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          14,238,622 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      14,238,622 shares
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                   [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 18.57%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13D
                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934



Item 1.   Security and Issuer.

          The title of the class of equity securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"), of OmniSky Corporation, a Delaware corporation ("OmniSky"). The address of the principal executive office of OmniSky is One Market, Steuart Tower, Suite #600, San Francisco, California 94105.

Item 2.   Identity and Background.

          This statement is being filed by: (i) The News Corporation Limited, a South Australia corporation ("News Corporation"), with its principal executive office at 2 Holt Street, Sydney, New South Wales 2010, Australia; (ii) K. Rupert Murdoch, a United States citizen, with his business address at 1211 Avenue of the Americas, New York, New York, 10036; (iii) News America Incorporated, a Delaware corporation ("NAI"), with its principal executive office at 1211 Avenue of the Americas, New York, New York, 10036; and (iv) Omni Holdings, Inc., a Delaware corporation ("Holdings"), with its address at 1300 North Market Street, Suite 404, Wilmington, Delaware 19801. News Corporation, K. Rupert Murdoch, NAI and Holdings are referred to herein collectively as the "Reporting Persons." With respect to each Reporting Person who is a natural person and each director and executive officer of each Reporting Person, such person's name, residence or business address, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen unless otherwise indicated.

          News Corporation is a holding company that indirectly holds all of the voting stock of NAI. News Corporation is an international communications and media company that conducts its business activities principally in the United States, the United Kingdom, Australia and the Pacific Basin. NAI is an operating and holding company that directly holds all of the voting stock of Holdings which, together with its subsidiaries and affiliates, conducts a substantial portion of the United States business activities of News Corporation. Holdings was formed by News Corporation and NAI in April 2000 to invest in shares of the Common Stock of OmniSky. Approximately 30% of the voting stock of News Corporation is owned by: (i) K. Rupert Murdoch; (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. K. R. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. K. R. Murdoch, members of his family and certain charities; and (iii) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of the shares of News Corporation owned by such persons of News Corporation and entities, and Mr. K. R.

Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. K.
R. Murdoch may be deemed to control the operations of News Corporation.

          During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, none of the Schedule 1 Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          On September 26, 2000, upon the consummation of OmniSky's initial public offering of the Common Stock, Holdings owned a total of 6,729,731 shares of the Common Stock (the "Original Shares"). The Original Shares were acquired by Holdings upon the conversion of certain shares of OmniSky Series C Preferred Stock, par value $.001 per share (the "Series C Stock"), that Holdings acquired from OmniSky in two private placements that were consummated on April 24, 2000 and June 9, 2000, respectively. Pursuant to the Second Amended and Restated Investors' Rights Agreement dated as of April 24, 2000 by and among OmniSky and various shareholders of OmniSky named therein (the "Investors Rights Agreement"), Holdings has certain registration rights with respect to the Original Shares, as more fully described in Item 6 of this statement. A copy of the Investor Rights Agreement is Exhibit 7(a) to this statement. On June 4, 2001, Holdings acquired an additional 6,578,947 shares of the Common Stock (the "Additional Shares") and (ii) a warrant (the "Warrant") to purchase an additional 929,944 shares of the Common Stock, subject to adjustment (the "Warrant Shares"). The Additional Shares and the Warrant were acquired pursuant to the Exchange Agreement, dated as of June 4, 2001, by and between Holdings and OmniSky (the "Exchange Agreement"). A copy of the Exchange Agreement is Exhibit 7(b) to this statement. Pursuant to the Registration Rights Agreement dated as of June 4, 2001 by and between OmniSky and Holdings (the "Registration Rights Agreement"), Holdings has certain registration rights with respect to the Additional Shares and the Warrant Shares, as more fully described in Item 6 of this statement.

          The consideration for the shares of Series C Stock that were converted into the Original Shares was cash in the aggregate amount of $59,959,298.87. The source of this cash consideration was a capital contribution by NAI to Holdings in respect of the voting stock of Holdings held by NAI. The Additional Shares and the Warrant were issued to Holdings in consideration for News Corporation's 50% membership interest in OmniSky International, LLC, a Delaware limited liability company that is now wholly owned by OmniSky.

Item 4.   Purpose of Transaction.

          The Reporting Persons acquired beneficial ownership of the Common Stock for the purpose of investment. Subject to the foregoing, the Reporting Persons intend to continuously review their investment in OmniSky and may in the future determine to: (i) acquire additional securities of OmniSky through open market purchases, private agreements or otherwise; (ii) dispose of all or a portion of the securities of OmniSky owned by them; or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, OmniSky's financial condition, business, operations and prospects, other developments concerning OmniSky and their business generally, other business opportunities available to the Reporting Persons, other developments with respect to the business of the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the securities of OmniSky.

          Other than as set forth herein, the Reporting Persons have no current plan or proposal that relates to, or would result in, any of the events or circumstances enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          Also see Item 3 and Item 6, which are incorporated by reference herein.

Item 5.   Interest in Securities of the Issuer.

          Holdings is the direct owner of 13,308,678 shares of the Common Stock and also has the right, exercisable at any time until June 4, 2006, to acquire an additional 929,944 Warrant Shares upon exercise of the Warrant. Pursuant to Rule 13d-3 ("Rule 13d-3") under the Securities Exchange Act of 1934, as amended, Holdings is deemed to beneficially own all of the Warrant Shares. Accordingly, Holdings is deemed to own an aggregate of 14,238,622 shares of the Common Stock, representing an approximate 18.57% interest in OmniSky. The foregoing share percentage was calculated based on a total of 76,655,704 shares of the Common Stock outstanding, which total includes all 14,238,622 shares of the Common Stock deemed to be beneficially owned by Holdings and was determined based on representations made by OmniSky to Holdings contained in the Exchange Agreement. In addition, pursuant to Rule 13d-3, each of News Corporation, Mr. K. R. Murdoch, and NAI may be deemed to indirectly beneficially own and have shared dispositive and shared voting power with respect to all of the 14,238,622 shares of Common Stock directly owned by Holdings. Each of News Corporation, NAI and Mr. K. R. Murdoch, however, disclaims beneficial ownership of all such 14,238,622 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Registration Rights of Original Shares

          On April 24, 2000, Holdings entered into the Investor Rights Agreement with respect to the Original Shares. Pursuant to the Investor Rights Agreement, Holdings, its assignees or transferees may request that OmniSky effect a registration of all or a portion of the Original

Shares at any time after September 16, 2001 until the earlier of September 26, 2005 or such time as all registrable securities may be sold in one three-month period pursuant to Rule 144 under the Securities Act; provided that Holdings has the right to request only two such registrations and provided further that the request is from holders of at least one-third of the Original Shares and the anticipated gross proceeds from the sale of such shares pursuant to such request exceeds $10 million, in which case OmniSky must use its best efforts to effect such registration. Notwithstanding the foregoing, Holdings has the right to request an unlimited number of registrations on Form S-2 or Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), if OmniSky is eligible to use such form; provided that the request is from holders of at least 25% of the registrable securities and the reasonably anticipated aggregate price to the public would exceed $1,000,000. In addition, OmniSky has certain piggyback registration rights with respect to the Original Shares if OmniSky registers shares of its Common Stock for sale for OmniSky's own account or for the account of any selling shareholder of OmniSky (other than a registration on Form S-4 or Form S-8 under the Securities Act).

          OmniSky may postpone the filing of a registration statement for a registration requested by Holdings for a period of more than 90 days if, in the good faith judgment of OmniSky's Board of Directors, effecting such registration would be seriously detrimental to OmniSky and its stockholders. Under the Investors Rights Agreement, OmniSky has agreed to pay all expenses relating to any registration requested by Holdings, other than underwriting discounts, selling commissions, stock transfer taxes applicable to the securities registered and legal expenses of Holding's counsel that exceeds $20,000. In addition, OmniSky has agreed to indemnify Holdings, its directors and officers and each person who controls Holdings against certain customary liabilities with respect to any request for registration by Holdings. The Investor Rights Agreement also provides that Holdings will indemnify OmniSky, its directors, officers, and each person who controls OmniSky against certain customary liabilities with respect to written information furnished by Holdings to OmniSky expressly for use in a registration statement filed to effect any requested registration.

          Warrant

          As noted above in this statement, the Warrant is exercisable at any time, in whole or in part, until its expiration on June 4, 2006. The Warrant is exercisable for 929,944 shares of the Common Stock, at an exercise price of $3.226 per Warrant Share, subject to adjustment. Upon exercise of the Warrant, the strike price can be paid to Holdings in cash or by the surrender of other shares of the Common Stock equal to the value of the exercise price per share of the Warrant Shares being purchased.

          Registration Rights of Additional Shares and Warrant Shares

          On June 4, 2001, OmniSky and Holdings entered into the Registration Rights Agreement with respect to the Additional Shares and the Warrant Shares. Pursuant to the Registration Rights Agreement, Holdings, its assignees or transferees may request that OmniSky effect a registration of all or a portion of its Additional Shares or Warrant Shares at any time until the earlier of September 26, 2005 or such time as all registrable securities may be sold in one three-month period pursuant to Rule 144 under the Securities Act; provided that Holdings has the right to request only two such registrations and provided further that the request is from holders of at least 1,500,000 shares of registrable securities and the anticipated gross proceeds from the sale of shares from the registration exceeds $10 million, in which case OmniSky must use its best efforts to effect such a registration. Notwithstanding the foregoing, Holdings has the right to request an unlimited number of registrations on Form S-2 or Form S-3 under the Securities Act, if OmniSky is eligible to use such form; provided that the request is from holders of at least 10% of the registrable securities and the reasonably anticipated aggregate price to the public would exceed $1,000,000. In addition, OmniSky has certain piggyback registration rights with respect to the Additional Shares and the Warrant Shares if OmniSky registers shares of its Common Stock for sale for OmniSky's own account or for the account of any selling shareholder of OmniSky (other than a registration on Form S-4 or Form S-8 under the Securities Act).

          OmniSky may postpone the filing of a registration statement for a registration requested by Holdings for a period of more than 90 days if, in the good faith judgment of OmniSky's Board of Directors, effecting such registration would be seriously detrimental to OmniSky and its stockholders. Under the Registration Rights Agreement, OmniSky has agreed to pay all expenses relating to any registration requested by Holdings, other than underwriting discounts, selling commissions and stock transfer taxes applicable to the securities registered. In addition, OmniSky has agreed to indemnify Holdings, its directors and officers and each person who controls Holdings against certain customary liabilities with respect to any request for registration by Holdings. The Registration Rights Agreement also provides that Holdings will indemnify OmniSky, its directors, officers, and each person who controls OmniSky against certain customary liabilities with respect to written information furnished by Holdings to OmniSky expressly for use in a registration statement filed to effect any requested registration.

          Also see Item 2, which is incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 7(a) Second Amended and Restated Investors' Rights Agreement dated as of April 24, 2000 by and among OmniSky and certain shareholders named therein (incorporated by reference to Exhibit 10.5 to Form S-1 of OmniSky filed on June 16, 2000).

         Exhibit 7(b) Exchange Agreement dated as of June 4, 2001 by and between Holdings and OmniSky.

         Exhibit 7(c) Warrant to purchase Common Stock of OmniSky Corporation dated June 4, 2001.

         Exhibit 7(d) Registration Rights Agreement dated as of June 4, 2001 by and between OmniSky and Holdings.

         Exhibit 7(e) Agreement of Joint Filing dated June 4, 2001 among News Corporation, NAI, Mr. Rupert Murdoch and Holdings.

         Exhibit 7(f) Power of Attorney, dated June 4, 2001, by Mr. K. Rupert Murdoch.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: June 6, 2001

                                             THE NEWS CORPORATION LIMITED



                                             By:/s/ Arthur M. Siskind
                                                -------------------------
                                                Name:  Arthur M. Siskind
                                                Title: Executive Director

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: June 6, 2001

                                                         *
                                             --------------------------
                                             K. Rupert Murdoch






* By: /s/ Arthur M. Siskind
     ------------------------
     Arthur M. Siskind
     Attorney-in-Fact

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date: June 6, 2001

                                          NEWS AMERICA INCORPORATED



                                          By: /s/ Arthur M. Siskind
                                             -----------------------------------
                                             Name:  Arthur M. Siskind
                                             Title: Senior Executive Vice
                                                    President

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Date: June 6, 2001

                                      OMNI HOLDINGS, INC.



                                      By: /s/ Arthur M. Siskind
                                         ----------------------------------
                                         Name:  Arthur M. Siskind
                                         Title: Senior Executive Vice President

Schedule 1
----------

         Directors, Executive Officers and Controlling Persons of the Reporting Persons.


                                                                                           Principal Business
                                                                                             or Organization
       Name                         Principal Occupation and Business                          Which Such
       ----                         ---------------------------------                         Employment is
                                                  Address                                       Conducted
                                                  -------                                       ---------


K. Rupert Murdoch                  Chairman and Chief Executive of News Corporation;         News Corporation
                                   Director, Chairman and Chief Executive of NPAL;
                                   Director of News International, plc; Director of
                                   News Limited; Director of News America
                                   Incorporated ("NAI"); Chairman of SGN; Director of
                                   Satellite Television Asian Region Limited ("STAR
                                   TV"); Chairman of British Sky Broadcasting Group
                                   plc ("BSkyB"); Chairman and Chief Executive
                                   Officer of Fox Entertainment Group, Inc. ("FEG");
                                   Director of Fox Family Worldwide, Inc. ("FFW");
                                   Director of Philip Morris Companies Inc. ("Philip
                                   Morris"); Director of China Netcom Corporation
                                   (Hong Kong) Limited; Director of Gemstar-TV Guide
                                   International, Inc. ("Gemstar"); Director and
                                   Chief Executive Officer of Holdings.
                                   1211 Avenue of the Americas
                                   New York, New York 10036

Geoffrey C. Bible                  Non Executive Director of News Corporation;                 Philip Morris
                                   Chairman and Chief Executive Officer of Philip
                                   Morris; Director of New York Stock Exchange, Inc.
                                   120 Park Avenue
                                   New York, New York 10017

Chase Carey                        Executive Director and Co-Chief Operating Officer         News Corporation
                                   of News Corporation; Director, President and Chief
                                   Operating Officer of  NAI; Director and Co-Chief
                                   Operating Officer of FEG;  President and


                                   Chief Executive Officer of SGN; Director of STAR TV;
                                   Director of NDS Group plc ("NDS"); Director of
                                   FFW; Director of Gemstar; Director of Gateway,
                                   Inc.; Director of  Colgate University.
                                   1211 Avenue of the Americas
                                   New York, New York 10036

Peter Chernin                      Executive Director, President and Chief Operating         News Corporation
                                   Officer of News Corporation; Director, President
                                   and Chief Operating Officer of NPAL; Director,
                                   Chairman and Chief Executive Officer of NAI ;
                                   Director, President and Chief Operating Officer of
                                   FEG; Director of SGN; Director of Tickets.com,
                                   Inc.; Director of E*TRADE Group, Inc.
                                   10201 West Pico Boulevard
                                   Los Angeles, CA 90035

Kenneth E. Cowley/2/               Non Executive Director of News Corporation;            Independent Newspapers
                                   Chairman of Independent Newspapers Limited
                                   ("Independent Newspapers"); Chairman of RM
                                   Williams Holdings Limited.
                                   2 Holt Street
                                   Sydney, New South Wales 2010
                                   Australia




______________________________
/2/ Citizen of Australia

David F. DeVoe                     Executive Director, Senior Executive Vice                 News Corporation
                                   President and Chief Financial Officer and Finance
                                   Director of News Corporation; Director, Senior
                                   Executive Vice President and Chief Financial
                                   Officer of NPAL: Director and Senior Executive
                                   Vice President of NAI; Director, Senior Executive
                                   Vice President and Chief Financial Officer of FEG;
                                   Director of STAR TV; Director of BSkyB; Director
                                   and Acting Chief Financial Officer of SGN;
                                   Director of NDS; Director and Senior Executive
                                   Vice President of Holdings.
                                   1211 Avenue of the Americas
                                   New York, New York 10036

Roderick I. Eddington/3/           Non Executive Director of News Corporation; Chief          British Airways
                                   Executive of British Airways plc ("British
                                   Airways").
                                   c/o 2 Holt Street
                                   Sydney, New South Wales 2010
                                   Australia

Aatos Erkko/4/                     Non Executive Director of News                                 Sanoma
                                   Corporation; Member of the Board of Sanoma
                                   WSOY Corporation ("Sanoma"), a privately
                                   owned media company in Finland.
                                   P.O. Box 144
                                   FIN-00101 Helsinki, Finland

Graham Kraehe/5/                   Non Executive Director of News Corporation.               News Corporation
                                   c/o Level 20
                                   News Corporation
                                   101 Collins Street
                                   Melbourne Vic 3000
                                   Australia



______________________________
/3/   Citizen of Australia

/4/   Citizen of Findland

/5/   Citizen of Australia

Andrew S.B. Knight/6/              Non Executive Director of News Corporation.               News Corporation
                                   c/o News International plc
                                   1 Virginia Street
                                   London E1 9BN England

Lachlan K. Murdoch                 Executive Director, Senior Executive Vice                 News Corporation
                                   President and Deputy Chief Operating Officer of
                                   News Corporation; Senior Vice President and
                                   Co-Chief Operating Officer of NPAL; Chairman of
                                   Queensland Press Limited; Chairman and Chief
                                   Executive of News Limited; Director of SGN; Deputy
                                   Chairman of STAR TV; Director of Beijing PDN
                                   Xinren Information Technology Company Ltd;
                                   Director of One.tel Limited; Director of FOXTEL
                                   Management Pty Ltd.; Director of OmniSky
                                   Corporation; Director of Gemstar; Director of
                                   Holdings.
                                   1211 Avenue of the Americas
                                   New York, New York 10036

James R. Murdoch                   Executive Vice President of News Corporation;                  STAR TV
                                   Chairman and Chief Executive Officer of Star TV;
                                   Director of SGN; Director of NDS; Director of
                                   YankeeNets L.L.C.; Chairman of Rawkus
                                   Entertainment LLP.
                                   8th Floor, One Harbourfront
                                   18 Tak Fung Street
                                   Hunghom, Kowloon, Hong Kong



____________________________________
/6/   Citizen of United Kingdom

Thomas J. Perkins                  Non Executive Director of News Corporation; Senior         Kleiner Perkins
                                   Partner at Kleiner Perkins Caufield & Byers
                                   ("Kleiner Perkins"); Director of Compaq Computer
                                   Corporation.
                                   4 Embarcadero Center
                                   Suite 3520
                                   San Francisco, CA 94111

Bert C. Roberts, Jr.               Non Executive Director of News Corporation;                      MCI
                                   Chairman of MCI Worldcom, Inc. ("MCI").
                                   1801 Pennsylvania Avenue, N.W.
                                   Washington, D.C. 20006

Stanley S. Shuman                  Non Executive Director of News Corporation;                Allen & Company
                                   Executive Vice President and Managing Director of
                                   Allen & Company Incorporated ("Allen & Company");
                                   Director of NAI; Director of Bayou Steel
                                   Corporation; Director of Six Flags, Inc.; Director
                                   of Western Multiplex Corporation.
                                   711 Fifth Avenue
                                   New York, New York 10176

Arthur M. Siskind                  Executive Director, Senior Executive Vice                  News Corporation
                                   President and Group General Counsel of News
                                   Corporation; Director, Senior Executive Vice
                                   President and General Counsel of NPAL; Director of
                                   BSkyB; Director and Senior Executive Vice
                                   President of NAI; Director, Senior Executive Vice
                                   President and General Counsel of FEG; Director of
                                   STAR TV; Director and Senior Executive Vice
                                   President of SGN; Director of NDS; Director and
                                   Senior Executive Vice President of Holdings.
                                   1211 Avenue of the Americas
                                   New York, New York 10036

                                            EXHIBIT INDEX
                                            -------------

              Exhibit No.           Description
              ----------            -----------

              Exhibit 7(a) Second Amended and Restated Investors' Rights Agreement dated as of April 24, 2000 by and among OmniSky and certain shareholders (incorporated by reference to
                                    Exhibit 10.5 to Form S-1 of OmniSky filed on
                                    June 16, 2000).

              Exhibit 7(b) Exchange Agreement dated as of June 4, 2001 by and between Holdings and OmniSky.

              Exhibit 7(c) Warrant to purchase Common Stock of OmniSky Corporation dated June 4, 2001

              Exhibit 7(d)          Registration Rights Agreement dated as
                                    of June 4, 2001 by and between OmniSky and Holdings.

              Exhibit 7(e) Agreement of Joint Filing dated June 4, 2001 among News Corporation, Mr. Rupert Murdoch, NAI and Holdings.

              Exhibit 7(f) Power of Attorney, dated June 4, 2001, by Mr. K. Rupert Murdoch.

                                                                    EXHIBIT 7(e)

                            AGREEMENT OF JOINT FILING

         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby consent to the joint filing of a single Schedule 13D on their behalf and to the joint filing of any single amended Schedule 13D statements thereto with respect to the ownership by each of the undersigned of shares of Common Stock of the Issuer. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

         Dated: June 4, 2001


                                       THE NEWS CORPORATION LIMITED




                                       By: /s/ Arthur M. Siskind
                                           ------------------------------------
                                           Name: Arthur M. Siskind
                                           Title: Executive Director


                                       NEWS AMERICA INCORPORATED




                                       By: /s/ Arthur M. Siskind
                                           ------------------------------------
                                           Name: Arthur M. Siskind
                                           Title: Senior Executive Vice
                                                  President



                                       By: /s/ K. Rupert Murdoch
                                          -------------------------------------
                                          Name: K. Rupert Murdoch


                                       OMNI HOLDINGS, INC.




                                       By: /s/ Arthur M. Siskind
                                           ------------------------------------
                                           Name: Arthur M. Siskind
                                           Title: Senior Executive Vice
                                                  President

*By:  /s/ Arthur M. Siskind
      -----------------------
Name:  Arthur M. Siskind
Title: Attorney-in-Fact

                                                                    EXHIBIT 7(f)

                                POWER OF ATTORNEY

                  Know all by these presents, that the undersigned hereby constitutes and appoints Arthur M. Siskind the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, (a) the Statement on Schedule 13D, or any amendments thereof, with respect to the ownership OmniSky Corporation securities, and other documents in connection therewith, pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules thereunder (together, the "Exchange Act"), (b) Forms 3, 4, and 5, or any amendments thereof, with respect to the ownership of OmniSky Corporation securities pursuant to Section 16(a) of the Exchange Act, and (c) in each case, any successor Statement or Forms, or amendments thereof;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such amendment to the Statement on Schedule 13D or Form 3, 4, or 5 (or any amendment thereof) and file such documents with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

                  The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever, requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as each of the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. Each of the undersigned acknowledges that such attorney-in-fact, in serving in such capacity at the request of each of the undersigned, is not assuming any of each of the undersigned's responsibilities to comply with Section 13 or Section 16 of the Exchange Act.

                  This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any such amendment to the Statement on Schedule 13D or Forms 3, 4, and 5 (or successor Statements or Forms), unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

                  IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 4 day of June, 2001.


                                                        /s/ K. Rupert Murdoch
                                                        -----------------------
                                                         K. Rupert Murdoch